UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

REGIS CORPORATION
(Exact Name of Registrant as Specified in Charter)

Minnesota	1-12725	41-0749934
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No)

7201 Metro Boulevard
Minneapolis, MN 55439
(Address of principal executive offices and zip code)

ERIC BAKKEN (952) 947-7777
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

CONFLICT MINERALS DISCLOSURE
Regis Corporation (the “Company”) determined that gold, one of the conflict minerals as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”), is included in certain of the Company’s DesignLine private label products contracted to be manufactured by the Company during calendar year 2015. The Company conducted a reasonable country of origin inquiry to determine if this gold originated in the Democratic Republic of the Congo or an adjoining country (defined as the “covered countries” under the Act) by obtaining representations from its supplier and a certificate of origin for the gold ingredient. As a result, the Company determined the country of origin of the gold was the United States, and not the covered countries.

WEBSITE
This disclosure can also be found by visiting the Investor Relations section of the Company’s corporate website at www.regiscorp.com.

Item 1.02 EXHIBIT

Not applicable.

Item 2.01 EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

REGIS CORPORATION

By:	/s/ Eric Bakken	Dated: May 23, 2016
Name: Eric Bakken, Title: Executive Vice President, Chief Administrative Officer and General Counsel